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                                  EXHIBIT 3.10


                            CERTIFICATE OF AMENDMENT

                                       TO

                            ARTICLES OF INCORPORATION

                                       OF

                             FIDELITY HOLDINGS, INC.

               (Pursuant to Sections 78.207, 78.385 and 78.390 of the General Corporation Law of the State of Nevada)


1.       Name of the corporation (the "Corporation") is Fidelity Holdings, Inc.

2.       The articles are hereby amended as follows:

         The first paragraph of Article III is hereby amended to read as follows:

         "The aggregate number of shares which the corporation shall have authority to issue is One Hundred and Two Million Shares (102,000,000) shares, divided into: One Hundred Million (100,000,000) Common Shares, having a par value of $0.01 per share, and Two Million (2,000,000) Preferred Shares, having a par value of $0.01 per share."

3.       The articles are further amended as follows:

         The first paragraph of Article V is hereby amended to read as follows:

         "So long as all the shares of this corporation are owned beneficially and of record by only one or two shareholders, the business and property of the corporation shall be managed by a Board of not fewer than the number of shareholders. At such time as the shares are owned beneficially and of record by more than three or more shareholders, the business and property of the corporation shall be managed by a Board of not fewer than three (3) nor more than twenty-one (21) directors, who shall be natural persons of full age, and, effective with the 2000 Annual Meeting of Shareholders, shall be divided into three (3) classes, as nearly equal in number as may be, to serve in the first instance until the first, second and third annual meetings of the shareholders of the corporation be held, respectively, and until their successors shall be elected and qualified or until such director's earlier resignation, removal from office, death or disability. In the case of

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         any vacancies, including vacancies resulting from an increase in the number of directors of the corporation, the additional directors shall be so classified so that all classes of directors shall be increased equally as nearly as may be, and the additional directors may be filled by the Board of Directors, though less than a quorum, for the unexpired term. In case of any decrease in the number of directors of the Corporation, all classes of directors shall be decreased equally, as nearly as may be. Election of directors shall be conducted as provided in the Articles of Incorporation or in the Bylaws. In the event of any delay in holding, or adjournment of, or failure to hold an annual meeting, the terms of the sitting directors shall be automatically continued indefinitely until their successors shall be duly elected and qualified. Directors need not be shareholders or residents of the State of Nevada. The Board of Directors shall have full power, and it is hereby expressly authorized, to increase or decrease the number of directors from time to time without requiring a vote of the shareholders."

4. The foregoing amendments were effected pursuant to a resolution of the Board of Directors of the Corporation.

5. The foregoing amendments were approved by a majority vote of stockholders of the Corporation.

6. The amendments herein certified are effective on the filing of this certificate in the Office of the Secretary of the State of Nevada.


Dated: December      , 2000
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                                                             -------------------
                                                             James Wallick
                                                             President




                                                             -------------------
                                                             Mordechai Book
                                                             Assistant Secretary